Mail Stop 3561

July 24, 2009

Mr. Mark Kurtz, Chief Financial Officer
Haights Cross Communications, Inc.
10 New King Street
White Plains, New York 10604

      Re: **Haights Cross Communications, Inc.**
               Item 4.01 Form 8-K
               Filed July 17, 2009
               Item 4.01 8-K/A
               Filed July 24, 2009
               File No. 333-109381

Dear Mr. Kurtz:

We have completed our review of your Item 4.01 Form 8-K and Item 4.01 Form 8-K/A
and do not, at this time, have any further comments.

               Sincerely,

               Heather Clark
               Staff Accountant